CONFORMED
                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer
                        Pursuant to Rule 13a-16 Or 15d-16
                                     Of The
                         Securities Exchange Act of 1934

For the month of  July 2004

                               BACHOCO INDUSTRIES
                 (Translation of Registrant's name into English)

                          Avenida Tecnologico No. #401
                            38010 Celaya, Guanajuato
                          (Address of principal office)

      (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F X       Form 40-F
                     ---               ---

      (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes    No X
               ---   ---

      (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             Industrias Bachoco, S.A. de C.V.
                                                        (Registrant)

Date: July 26, 2004                          By /s/ Daniel Salazar Ferrer, CFO
                                                --------------------------------

[LOGO] Bachoco M.R.

www.bachoco.com.mx

IR contacts:

Daniel Salazar Ferrer, CFO
Maria Appendini Marino, IRO
Ph. 011 52 (461) 61-835-55
e-mail: maria.appendini@bachoco.net

In New York:

Kevin Kirkeby
tel: 646-284-9416
email: kkirkeby@hfgcg.com
Lauren Puffer
tel: 646-284-9426
email: lpuffer@hfgcg.com

IBA Listed NYSE [LOGO]

BACHOCO UBL [LOGO]

                Bachoco Announces its Second Quarter 2004 Results

Celaya, Guanajuato, Mexico                                         July 26, 2004

Industrias  Bachoco S.A. de C.V.  ("Bachoco" or "the Company") (NYSE:  IBA; BMV:
Bachoco UBL), Mexico's leading producer and processor of poultry products, today announced its unaudited results for the second quarter and first six months ended June 30, 2004. All figures have been prepared in accordance with Mexican GAAP and are stated in constant Mexican pesos as of June 30, 2004.

Second Quarter 2004 Highlights:

o Bachoco achieved the highest quarterly sales in Company history at Ps. 3,192.7 million compared with Ps. 2,791.4 million in 2Q03.

o   Sales of chicken increased 16.1% compared with 2Q03.

o   Gross margin was 14.9% for the quarter compared to 21.9% during 2Q03.

o   EBITDA reached Ps. 185.3 million.

o   EPS of Ps. 0.30 for the quarter, compared to Ps. 0.57 in 2Q03

Comments from the CEO:

Cristobal Mondragon, CEO of Bachoco stated, "The Mexican economy is showing signs of recovery, which we believe is on track to grow 3.5% during this year. On the other hand, the industry continued being affected by the high feed ingredient costs. However, the Company reached an operating margin of 2.7% for the quarter."

On the positive side:

1) Our sales were the highest in history due to the rise in volumes and prices across our product lines, with important increases in volume sales of chicken and swine.

2) Operating expenses were reduced compared with the same quarter of 2003, dropping to 12.2% of sales.

3) Both of our growing projects, the Northwest and Peninsula Complex, are nearly completed.

The financial situation of the company remains strong with cash and cash equivalents of Ps. 1,682.8 million, while our debt remains at low levels. In addition, CAPEX continues to be financed entirely through resources generated by the Company's operations. CAPEX for this quarter was Ps. 117.6 million.

                           SECOND QUARTER 2004 RESULTS
================================================================================

Net Sales

Net sales for the quarter reached Ps. 3,192.8 million, an increase of 14.4% compared to Ps. 2,791.4 million reported for 2Q03. This was mainly due to an increase of 15.7% in chicken sales, 48.2% in swine sales, 5.3% in egg sales and 11% in balance feed sales.

-------------------------------------------------------------------------------
                                                   2Q03                  2Q04
Net Sales by product line                            %                     %
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
 CHICKEN                                          77.95%                78.86%
-------------------------------------------------------------------------------
 EGGS                                             10.84%                 9.98%
-------------------------------------------------------------------------------
 BALANCE FEED                                      7.16%                 6.95%
-------------------------------------------------------------------------------
 SWINE AND OTHER LINES                             4.05%                 4.20%
-------------------------------------------------------------------------------
 TOTAL COMPANY                                      100%                  100%
-------------------------------------------------------------------------------

Operating Results

Bachoco's gross margin was 14.9% in 2Q04, compared to 21.9% in 2Q03, mainly due to increases in the unit cost of sales for our main product lines, which is the consequence of higher feed ingredient costs. Consequently, the Company's operating margin was 2.7%, compared to 7.8% in the same quarter of 2003. EBITDA during the quarter reached Ps. 185.3 million.

Taxes

Taxes recognized by the Company during the quarter were Ps. 14.3 million, which includes a positive effect of Ps. 6.7 million as per Bulletin E-1.

Net Income

Net income for the three-month period ended June 30, 2004, was Ps. 89.9 million. Earnings per share reached Ps. 0.30, compared to Ps. 0.57 reported for the same period of 2003.

Recent Developments

During July the Company reached an agreement with Upavat, a producer of table eggs located in the Southeast of Mexico with an approximate capacity of 750,000 laying hens, to rent and operate the facilities. With this agreement, Bachoco expects to strengthen its presence in this region of the country where it currently does not have facilities for table egg production.

                               www.bachoco.com.mx

                                            Second Quarter 2004 Results | page 3

                           RESULTS BY BUSINESS SEGMENT
================================================================================

Chicken

Volume of chicken sold during the quarter increased by 16.1% with respect to the same quarter of last year. This increment was due to the important growth projects that Bachoco has located in the Northwestern Complex and the Peninsula complex. The new facilities in both complexes have been built with completely modern equipment and tailored according to the conditions unique to each region.

The unit cost suffered an increase of 9.1% due to the increases in prices of feed ingredients, mainly grain and soybean meal. Demand remained at good levels for the quarter, so our chicken prices suffered a slight reduction of 0.3%.

Table Eggs

The sales of table eggs increased by 5.3%, as a result of a recovery in prices of 2.3% due to a more stable supply of table eggs in the country and an improvement in volume sold of 3%. The Company continues to work on improving the sales mix by introducing pre-packaged products with high-brand identification.

Balance Feed

Sales of balance feed increased 11.0 % with respect to the same quarter of last year, as a result of a price increase of 11.3%. Volumes for the quarter were similar to last year's level.

Prices increased mainly as a result of the increase in the cost of raw materials.

Swine and Other Lines

Sales of swine increased 48.2%, as a result of an increase of 8.5% in volume sold and 36.6% in price, as a result of a better balance between supply and demand.

                               www.bachoco.com.mx

                                            Second Quarter 2004 Results | page 4

                           FIRST SEMESTER 2004 RESULTS
================================================================================

Net Sales

Net sales for the six month period reached Ps. 6,186.0 million, compared to Ps. 5,471.2 million reported for the same period of 2003, showing an increase of 13.1%. This was mainly due to sales increases of 18.6% in table egg, 31.7% in swine, 12.3% in chicken and 8.5% in balance feed. These changes were mainly the result of increases in volume and prices of our main product lines.

-------------------------------------------------------------------------------
                                    FIRST SEMESTER          FIRST SEMESTER
Net Sales by product line                 03                      04
-------------------------------------------------------------------------------
 CHICKEN                                78.36%                  77.86%
-------------------------------------------------------------------------------
 EGGS                                   10.77%                  11.29%
-------------------------------------------------------------------------------
 BALANCE FEED                            7.00%                  6.72%
-------------------------------------------------------------------------------
 SWINE AND OTHER LINES                   3.87%                  4.12%
-------------------------------------------------------------------------------
 TOTAL COMPANY                           100%                    100%
-------------------------------------------------------------------------------

Operating Results

Bachoco's gross margin reached 15.3% during the first semester of 2004, compared to 22.1% in 2003, mainly due to increases in the unit cost of sales for our main product lines (except swine), which were affected by price increases in the cost of raw materials. Consequently, the Company's operating margin was 2.6% compared to 8.0% in the same six-month period of 2003. EBITDA during the semester reached Ps. 359.7 million.

Taxes

The taxes recognized by the Company during the semester were Ps. 36.5 million, which includes the positive effect of Bulletin E-1 in the amount of Ps. 2.0 million.

Net Income

Net income for the six-month period ended June 30, 2004, was Ps. 151.8 million. Earnings per share reached Ps. 0.51, compared to Ps. 1.37 reported for the same period of 2003.

Balance Sheet

The Company maintained its healthy financial structure at the end of second quarter of 2004. Liquidity remained solid with cash and cash equivalents of Ps. 1,682.8 million as of June 30, 2004. Debt decreased to Ps. 176.1 million as of June 30, 2004.

The current ratio reached 4.2x to 1.0x. Capex during the semester was Ps. 269.7 million, financed entirely through resources generated by the operations.

                               www.bachoco.com.mx

                                            Second Quarter 2004 Results | page 5

================================================================================

Company Description

Industrias Bachoco S.A. de C.V. is Mexico's leading producer and processor of poultry products with over 700 production and distribution facilities throughout the country. The Company is also Mexico's third largest producer of table eggs. It sells swine to meat packers for the production of pork products and is an important player in the balanced feed industry. The Company posted net sales of Ps. 956.3 million for fiscal 2003 divided among the Company's four main product lines as follows: 78.03% chicken and chicken-related products, 7.1% balance feed, 11.9% table eggs, and 3.71% swine and other lines.

Industrias Bachoco's shares are listed on the Mexican Stock Exchange and its American Depositary Shares (ADS) are listed on the New York Stock Exchange. One ADS represents six units each consisting of one Series B and one Series L Share. For more information, please visit Bachoco's website at http://www.bachoco.com.mx.

This press release contains certain forward-looking statements that are subject to a number of uncertainties, assumptions and risk factors that may influence its accuracy. Actual results may differ. Factors that could cause these projections to differ, include, but are not limited to: supply and demand,
industry  competition,   environmental  risks,  economic  and  financial  market
conditions in Mexico and operating cost estimates. For more information regarding Bachoco and its outlook, please contact the Company's Investor Relations Department.

                             **SEE ATTACHED TABLES**

                               www.bachoco.com.mx

INDUSTRIAS BACHOCO, S.A. DE C.V. AND SUBSIDIARIES
Condensed Consolidated Statements of Income
(millions of constant pesos as of June 30, 2004, and millions of U.S. dollars, except per share data)


---------------------------------------------------------------------------------------------------------------------------
                                                           Three Months Ended                      Six months ended
                                                    Jun 30     Jun 30       Jun 30          Jun 30     Jun 30       Jun 30
                                                     2004       2004         2003            2004       2004         2003
                                                     US$         Ps.         Ps.             US$         Ps.         Ps.
---------------------------------------------------------------------------------------------------------------------------
Net Sales                                            277       3,193        2,791            536       6,186        5,471
Cost of Sales                                        236       2,719        2,180            454       5,237        4,259
Gross Profit                                          41         474          611             82         949        1,212
Selling, general and administrative                   34         390          395             68         789          776
 expenses
Operating Income                                       7          85          217             14         160          436
Comprehensive Financing Cost
 (Income)
Interest Expense (Income)                             (1)         (8)         (28)            (3)        (30)         (61)
Foreign Exchange Loss (gain)                          (3)        (37)           5             (3)        (40)          (9)
Gain from Monetary Position                            0           0            0              0           0            8
Total Comprehensive Financing Cost                    (4)        (45)         (23)            (6)        (70)         (62)
 (Income)
Other Income Net                                      (2)        (25)         (17)            (4)        (43)         (35)
Income before Provisions for Income
 Tax, Employee profit Sharing and
 Minority Interest                                     9         104          223             16         187          462
Provisions for:
 Income Tax, Asset Tax, and
 Asset Tax                                            (0)         (2)         (14)            (0)         (4)         (24)
Employee Profit Sharing                                -           -            -              -           -            -
 Deferred Income Taxes                                (2)        (19)         (28)            (3)        (34)         (74)

Income before Minority Interest                        7          83          181             13         148          364

Minority Interest                                     (0)         (0)          (1)             0           1           (2)

Net Income                                             7          83          180             13         150          362
Effects of Bulletin E-1                                1           7           (9)             0           2           (9)
Net income after Bulletin e-1                          8          90          171             13         152          409
Weighted Average Units Outstanding               299,360     299,360      298,091        299,592     299,592      297,780
(in Thousands)
Net Income per Unit                                 0.03        0.30         0.57           0.04        0.51         1.37
Dividend per Unit                                   0.07        0.80         1.04           0.07        0.80         1.04
---------------------------------------------------------------------------------------------------------------------------

(1) Peso amounts have been translated into U.S. dollars, solely for the convenience of the reader, at the rate of Ps.11.538 per U.S. dollar, the noon buying rate at June 30, 2004.

                               www.bachoco.com.mx

INDUSTRIAS BACHOCO, S.A. DE C.V. AND SUBSIDIARIES
Condensed Consolidated Statements of Changes in Financial Position
(millions of constant pesos as of June 30, 2004, and millions of U.S. dollars)

-----------------------------------------------------------------------------------------------------------------------------
                                                                             June 30            June 30              June 30
                                                                             2004(1)              2004                2003
-----------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES:
  Net Income                                                                  US$ 13            Ps.  152            Ps.  409
  Adjustments to Reconcile Net Income to Resources
Provided by Operating Activities:
Depreciation and Others                                                           17                 200                 176
Changes in Operating Assets and Liabilities                                       24                 276                 212
Deferred Income Taxes                                                             (1)                 (7)                 68
RESOURCES PROVIDED BY OPERATING ACTIVITIES                                        54                 621                 865
FINANCING ACTIVITIES:
  Increase of Capital Stock                                                        0                   0                   0
  Proceeds from Long-term Debt                                                     0                   0                  (0)
  Proceeds from Short-term Debt                                                   17                 196                  18
  Repayment of Long-term Debt and Notes Payable                                  (15)               (170)                (63)
  Decrease in Long-term Debt in Constant Pesos                                    (0)                 (2)                 (2)
  Cash Dividends Paid                                                            (21)               (239)               (311)
RESOURCES PROVIDED BY (USED IN) FINANCING
ACTIVITIES                                                                       (19)               (216)               (359)
INVESTING ACTIVITIES:
  Acquisition of Property, Plant and Equipment                                   (25)               (270)               (335)
  Minority Interest                                                               (0)                 (2)                  1
  Others                                                                          (4)                (45)                 (3)
RESOURCES USED IN INVESTING ACTIVITIES                                           (29)               (317)               (337)
NET (DECREASE) INCREASE IN CASH AND CASH
EQUIVALENTS                                                                        6                  88                 169
CASH AND CASH EQUIVALENTS AT BEGINNING OF
PERIOD                                                                           138               1,595               1,792
CASH AND CASH EQUIVALENTS AT END OF
PERIOD                                                                        US$144            Ps.1,683            Ps.1,961
------------------------------------------------------------------------------------------------------------------------------

(1) Peso amounts have been translated in to U.S. dollars, solely for the convenience of the reader, at the rate of Ps. 11.538 per U.S. dollar, the noon buying rate at June 30, 2004.

                               www.bachoco.com.mx

INDUSTRIAS BACHOCO, S.A. DE C.V. AND SUBSIDIARIES
Consolidated Condensed Balance Sheets
(millions of constant pesos as of June 30, 2004, and millions of U.S. dollars, except per share data)

-------------------------------------------------------------------------------------------------------------------------
                                                                        June 30              June 30            Dec. 30
                                                                        2004 (1)               2004               2003
-------------------------------------------------------------------------------------------------------------------------
ASSETS
Current Assets:
  Cash and Cash Equivalents                                         U.S.$  146            Ps.1,683         Ps. 1,638
  Accounts Receivable less Allowance for Doubtful
  Accounts                                                                  34                 388               418
  Inventories                                                              215               2,480             1,781
  Other Current Assets                                                      20                 226               309
Total Current Assets                                                       414               4,777             4,145
  Net Property, Plant and Equipment                                        684               7,887             8,490
  Other Non Current Assets                                                  30                 345               311
Total Non Current Assets                                                   713               8,232             8,801
TOTAL ASSETS                                                        U.S.$1,127           Ps.13,009         Ps.12,946

LIABILITIES
Current Liabilities
  Notes Payable to Banks                                            U.S.$    8           Ps.    95         Ps.    61
  Trade Accounts Payable                                                    59                 677               427
  Other Accrued Liabilities                                                 31                 360               171
Total Current Liabilities                                                   98               1,133               658
Long-Term Debt                                                               7                  81                97
Labor Obligations                                                            4                  48                32
Deferred Income Taxes                                                      140               1,610             1,660
Total Long-Term Liabilities                                                151               1,739             1,789
TOTAL LIABILITIES                                                          249               2,872             2,447
STOCKHOLDERS' EQUITY
  Capital stock                                                            172               1,987             2,041
Premium in Public Offering of Shares                                        49                 568               631
  Retained Earnings                                                        981              11,320            11,312
  Net Income for the Year                                                   13                 152               559
  Deficit from Restatement of Stockholders' Equity                        (253)             (2,918)           (3,001)
Reserve for Repurchase of Shares                                            19                 214               175
  Minimum Seniority Premium Liability Adjustment                             0                   0                (2)
  Effect of Deferred Income Taxes                                         (106)             (1,225)           (1,258)
Total Majority Stockholder's Equity                                        875              10,097            10,456
Minority Interest                                                            3                  40                43
TOTAL STOCKHOLDERS' EQUITY                                                 879              10,137            10,499
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                          U.S.$1,127           Ps.13,009         Ps.12,946
----------------------------------------------------------------------------------------------------------------------

(1) Peso amounts have been translated into U.S. dollars, solely for the convenience of the reader, at the rate of Ps. 11.538 per U.S. dollar, the noon buying rate at June 30, 2004.

                               www.bachoco.com.mx